Exhibit 99.1

January 17, 2018

Xerox Corporation

45 Glover Avenue

Norwalk, Connecticut

06856-4505

Attn:	Xerox Board of Directors

To the Xerox Board of Directors:

For nearly a decade, I have been one of the top five shareholders of Xerox Corporation (the “Company” or “Xerox”) and today am the third largest shareholder of the Company. During that period, despite a litany of challenges and disappointments too numerous to list here, I have not taken the step of writing a public letter to the Board of Directors of the Company (the “Board”), instead preferring to engage with Xerox privately, following the sale of my company, Affiliated Computer Services, Inc., to Xerox in 2010.

Today, in order to protect all Xerox shareholders and to ensure that the Company does not take further steps to damage our collective shareholding investment, I am changing my long-standing position to publicly demand that Xerox immediately disclose its critical joint venture agreement with Fujifilm Holdings Corporation (“Fuji”) in accordance with the unambiguous disclosure requirements of the U.S. securities laws. I further demand that the Board hire new and independent advisors following discussions with us to evaluate the Company’s strategic options with Fuji, including the potential termination of what I suspect but am unable to yet confirm is a one-sided value destroying agreement disfavoring Xerox, that Fuji has repeatedly breached, including last year through the Asian “WorldCom” accounting scandal at Fuji Xerox. I wrote to the Board over eight months ago on this matter (attached), and I have repeatedly spent time and resources to explore these issues and request the relevant documents from the Company to no avail. I am very disappointed in Mr. Jacobson and his lethargic approach regarding Fuji.

As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox’s products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.

Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company’s future that is nowhere disclosed in its voluminous public filings.

It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji’s favor over time (see Wall Street Journal, “In Talks, Fujifilm Outshines Xerox”). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

All shareholders deserve to know now what Xerox’s rights are under the central existing agreement governing the Company’s future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

Following disclosure of the agreement, we will seek further discussion with the Board regarding these matters.

Sincerely,

/s/ Darwin Deason

Darwin Deason

Cc:	Sarah Hlavinka McConnell

Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

Attachment 1

May 22, 2017

Xerox Corporation

45 Glover Avenue Norwalk, Connecticut 06856-4505

Attn:	Mr. Jeffrey Jacobson

Dear Mr. Jacobson:

I am writing to you to follow up on what I believe is a critical and timely issue for Xerox’s shareholders. Scott Letier from my firm had a constructive meeting with you last week where Xerox’s relationship and contractual arrangements with Fuji and Fuji Xerox were discussed. You indicated in the meeting that Xerox’s management and board were actively exploring these matters — I was very pleased to hear this, and I firmly support you in this effort.

The market’s perception of Xerox’s relationship with Fuji is concerning. The lack of clarity regarding the parties’ relative rights, the importance of Asia to Xerox’s future, and the off-market nature of the terms of the arrangement all give me great pause. The recent accounting scandal at Fuji Xerox has only exacerbated my concerns. I believe that it is urgent for Xerox to explore its strategic alternatives regarding Fuji, including exercising Xerox’s rights under its agreements to market check the overall relationship and its terms.

Further, the perception by the market that Xerox is inextricably intertwined with Fuji in a market as important as Asia has created a potentially major loss in value for Xerox in any change in control of the company. It is difficult to conceive of a matter which would require more focus and energy from the board than this.

While I firmly support your review of these matters, I also want to caution you and the board that time is not our friend and that this matter should be concluded with all haste as the window of opportunity to optimize Xerox’s relationship, to the extent it continues, with Fuji is now.

The joint venture was entered into over 50 years ago, and its terms appear to have only become worse for Xerox over time. Looking in from the outside given the opaque disclosures, the arrangement now favors Fuji and I see today’s circumstances as a great opportunity to build value for Xerox. This management team and board did not get Xerox into this situation, but a revised relationship with Fuji or others that is more favorable to the company and its shareholders would be a great start to the new era at Xerox. I will continue to pursue updates from you, and thank you for your discussions with my firm. Please advise the board of directors of this letter and my concerns.

Sincerely,

/s/ Darwin Deason

Darwin Deason

Cc:	Sarah Hlavinka McConnell

Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600